

07002205

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FAMILY MANAGEMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 MADISON AVENUE, 19TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREA TESSLER (212) 872-9620
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ANDREA TESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY MANAGEMENT SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, COO

Title

Notary Public

KATHLEEN B. CALABRO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CA6002828
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES 2/17/10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FAMILY MANAGEMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 9,290
Receivable from clearing broker	196,230
Prepaid expenses	20,969
TOTAL ASSETS	$ 226,489

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accrued expenses and other liabilities	$ 36,551
TOTAL LIABILITIES	36,551
MEMBERS' CAPITAL:	
Members' capital	189,938
TOTAL MEMBERS' CAPITAL	189,938
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 226,489

The accompanying notes are an integral part of this financial statement.

FAMILY MANAGEMENT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Family Management Securities, LLC (the "Company") is a registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to a clearing broker. The Company was formed on April 27, 1998, and pursuant to an Agreement and Plan of Merger authorized on December 23, 1998, the broker-dealer operations of Family Management Securities Corporation (a similarly owned entity) were merged in to the Company effective January 1, 1999 at which time operations commenced.

1. Commission revenues and expenses are recorded on a trade date basis.
2. The Company is qualified as a Limited Liability Company for income tax purposes; accordingly, income earned is subject to tax on the members income tax returns. The Company is subject to the New York City Unincorporated Business Tax.
3. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2006, the Company's net capital and excess net capital were $ 164,969 and $ 114,969, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Family Management Corporation ("FMC"), a related company, whereby FMC provides certain administrative services and the use of certain office space in connection with the Company's operations.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors.

NOTE 4 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for certain losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

END